Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

May 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:           Robert Littlepage

                             Accountant Branch Chief

Re:                       Allscripts Healthcare Solutions, Inc.

                             Form 10-K for the Fiscal Year Ended December 31, 2019

                             Filed March 2, 2020

                             File No. 001-35547

Mr. Littlepage:

Allscripts Healthcare Solutions, Inc. (the “Company” or “Allscripts”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 6, 2020, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provider

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018, page 49

1.

Please elaborate on the nature of the "known attrition" within the EIS and other businesses." Disclose the nature of the attrition, the extent it is from contract cancellations or modifications for lesser value, the financial impact of attrition on 2019 and future periods, and the period of time over which you expect to recognize the remaining value of the affected contracts (if any). Refer to Item 303(a)(3) of Regulation S-K.

Allscripts’ reference to “known attrition” in prior filings represents hospital customers who had notified the Company of their intent to switch to a competitive solution and not renew with Allscripts.  For these types of customers there is generally a time lag of six-months to sometimes years between when they notify Allscripts of their intent to terminate and when we stop providing services and recognizing revenues.  Sometimes customers change their mind during this time period and reverse their decision.

Due in part to our acquisition of EIS in late 2017, we have a larger than usual number of hospital customers scheduled to terminate their relationship with the Company in 2020, and despite our efforts to retain them, we expect those relationships to end.  This “known attrition” (which is really anticipated attrition) is expected to negatively impact revenues for the fiscal year ended December 31, 2020 by approximately $50 million.  The Company does not have a separate measure of all forms of customer attrition across all of our solutions for 2019 or other periods; the impact is included as part of net revenues for the reported periods.  The Company removed the reference to “known attrition” in its most recent filed 10-Q, and expects to provide additional disclosures related to customer attrition within future filings as deemed appropriate based upon its relative impact on the Company’s financial statements when comparing period to period results.

Veradigm

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018, page 50

2.

We note Veradigm's revenue growth is due to an increase in organic sales. In your earnings call, you indicated that "media buy drives a decent chunk of some of the revenues." In future filings, please discuss the nature of media buys and how they drive Veradigm's organic sales. Also, please disclose your revenue recognition policy for media buys in the applicable note to the financial statements, if material.

In order to provide context to the comment during the earnings call, it should be noted that the comment was specific to results for the fiscal quarter ended December 31, 2019 which is generally the highest revenue quarter for media buys, or “Marketing Solutions,” due to seasonality.  The purpose of the comment was to address quarterly year-over-year comparisons versus comparing amounts for the years ended December 31, 2019 and 2018.

With the filing of its Form 10-Q for the fiscal quarter ended March 31, 2020, Allscripts realigned its reporting structure and as a result Veradigm is now part of the new Data, Analytics and Care Coordination (“DCC”) segment.  Revenues for the DCC segment were $82.1 million for the fiscal quarter ended March 31, 2020 and the Marketing Solutions contribution was $4.0 million.  For future filings we will assess the impact of Marketing Solutions on the DCC segment and discuss it within the Management’s Discussion and Analysis of Financial Condition and Results of Operations under DCC as deemed appropriate pursuant to Item 303(a)(3) or Item 303(b)(2) of Regulation S-K.

Allscripts utilizes the right-to-invoice practical expedient which recognizes Marketing Solutions revenue in the amount to which Allscripts has a right to invoice.  This right to invoice corresponds directly with the value provided to the customer for the Allscripts’ performance completed to date.  We do not believe the Marketing Solutions revenue stream is material to our financial statements; as a result, we will continue to exclude the related revenue recognition policy from our notes to the financial statements.

Liquidity and Capital Resources, page 51

3.

Please discuss your progress toward and the anticipated effects of your transition away from LIBOR. Further disclose whether your current credit facility provides for a replacement rate. Refer to https://www.sec.gov/news/public-statement/libor-transition.

Our Second Amended and Restated Credit Agreement, dated February 15, 2018 (the “Second Amended Credit Agreement”), between us and JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), provides that interest rates are calculated based on LIBOR plus an applicable margin.  Our Second Amended Credit Agreement does not at this time specify a particular replacement rate.  However, the Second Amended Credit Agreement does provide that the Company and the Administrative Agent are required to use good faith commercially reasonable efforts to establish an alternative rate of interest that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the applicable currency in the United States, and then enter into an amendment to the Second Amended Credit Agreement that reflects the alternative reference rate and other changes that would be required to be made to the Second Amended Credit Agreement to reflect the alternative reference rate that is selected. It is our understanding that the approach to selecting a reference rate as a successor to LIBOR in our Second Amended Credit Agreement is customary among other issuers, as the industry continues to develop spread adjustments and other changes necessary to implement a preferred successor to LIBOR.  In the risk factors in our most recent 10-K, we noted that the discontinuation of LIBOR and the replacement with an alternative reference rate may adversely impact our interest rates.  The Company is aware of the July 12, 2019 Staff Statement on LIBOR Transition and, once additional information regarding the successor rate and other changes becomes available, it will update its disclosures as appropriate.

If you have any questions regarding the Company’s responses, you may contact me at (312) 506-1216.

Very truly yours,

/s/ Rick Poulton

Rick Poulton
President and Chief Financial Officer

cc:	Edward Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc Brian Farley, Senior Vice President, General Counsel, Allscripts Healthcare Solutions, Inc.